China Mass Media Reports

Third Quarter 2011 Unaudited Financial Results

BEIJING, November 21, 2011--China Mass Media Corp. ("China Mass Media" or the "Company") (NYSE: CMM), a leading television advertising company in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights:

■	Total net revenues were RMB57.5 million (US$9.0 million), an increase of 5.1% from the third quarter of 2010 and an increase of 11.3% from the second quarter of 2011.

■	Operating income was RMB16.9 million (US$2.6 million), an increase of 35.1% from RMB12.5 million in the third quarter of 2010 and an increase of 17.7% from the second quarter of 2011.

■	Net income was RMB14.0 million (US$2.2 million), an increase of 117.8% from RMB6.4 million in the third quarter of 2010 and an increase of 24.8% from the second quarter of 2011.

■
Net cash outflows from operating activities were RMB158.3 million (US$24.8 million), compared to RMB54.5 million net cash inflows in the third quarter of 2010 and RMB12.8 million net cash outflows in the second quarter of 2011.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “Our third quarter revenue and net profit increased from both the second quarter of 2011 and the third quarter of 2010, primarily due to receiving RMB14.7 million (US$2.3 million) as service fee from China Central Television (‘CCTV’) for the Company’s services in advertising and promotional activities in connection with the Beijing Olympic Games in 2008.  Because of CCTV’s slow internal examination and approval procedures, this service fee was paid to us in the third quarter of 2011.

“Our third quarter revenues from advertising agency services decreased from the previous quarter as well as from the third quarter of 2010.  Although the sales rates increased significantly from the third quarter of 2010, sales revenues declined compared with the previous quarter and the third quarter of 2010, as a result of more discounts given to clients in light of fierce market competition and increasing media costs.  July and August are weak seasons for the traditional advertising market.  However, the market picked up in September and customer demands for advertising increased significantly.  We were pleased that advertising time slots of our ‘Periodic China News Package’ on CCTV-4 were all sold out in September.

“Our advertising production services have been showing good momentum.  In the third quarter we successfully produced a number of commercials for clients, including Xiwang Sugar and the Beijing Economic and Technological Development Zone Management Committee. Still, third quarter revenues from advertising and creative production decreased compared with the previous quarter and the third quarter of 2010 because of the lower average price charged to customers during the quarter.  In addition, due to program changes at CCTV in June 2011, our contracts with CCTV for the production of the TV program “Guang Er Gao Zhi” was terminated.  Thus, beginning with the third quarter, the Company no longer generates revenue from sponsorship services.  This led to the decline in revenues compared with the previous quarter and the third quarter of 2010.

“In addition to advertising agency services, content production has become an important component of our development strategy.  In the third quarter, we had achieved a number of new developments in our new film and TV production business.  The Company completed the scripts of two TV plays, and entered into filming stages. We expect the filming of one of the plays to be completed by the end of this year, and the post-production to be completed by the first quarter of 2012. We are actively in discussion with major television stations regarding the distribution plans.

“Television is still considered by advertisers to be the best and largest media platform in China. Following the recently closed 2012 Annual Prime Time Advertising Resources Auction at CCTV, the sales of these advertising resources reached a record of RMB14.26 billion, a 12.5% increase from the RMB12.67 billion in the previous year.  The alcohol, finance and food and beverage industries were the top three contributors.  We actively participated in this auction as the agent for Sanyo Electric, enlisting our professional services to help them obtain the best resources. We plan to continue our advertising agency services for the “Periodic China News Package" on CCTV-4 in 2012.  In addition, we recently acquired a 60-second time slot in connection with the “All Day Classic Package” on CCTV-8 starting from 2012.  CCTV-8 is the only national TV drama series channel in China.  It ranks third among all channels in China in terms of audience share in 2009 according to 2010 China TV & Radio Yearbook, and is ideal for advertising family consumer products.  The “All Day Classic Package” broadcasts 14 times per day, and covers all time slots from morning to evening on CCTV-8, which had a cumulative rating of 2.69% according to our own statistics in the first three quarters of 2011.  In the following months, we will focus on presales of 2012 advertising resources to lock-in clients in advance.

“Net cash outflows in the third quarter were largely due to the settling of outstanding payables to CCTV in relation to the media fees for the ‘Daytime Advertising Package’ and ‘Television Guide Package’.”

Julie Sun, our Chief Financial Officer, added, “The Company declared a special cash dividend of US$0.07667 per share on the Company’s ordinary shares on October 28, 2011.  For further details of the special cash dividend distribution, please see the Company’s announcement published on October 28, 2011.  As a result of this special cash dividend distribution, an unrecognized withholding tax of over RMB10 million (US$1.6 million) will be provided in our fourth quarter, which will have a significant adverse effect to our fourth quarter financial results.”

Third Quarter 2011 Financial Results

Revenues

Revenues from advertising agency services were RMB43.4 million (US$6.8 million), including RMB3.5 million (US$0.6 million) of revenue resulting from a reduction of media fees for a program that we recognize revenue on a net basis, in the third quarter of 2011, a decrease of 7.0 % from RMB46.6 million in the third quarter of 2010, and a decrease of 5.1% from RMB45.7 million in the second quarter of 2011. Due to continued fierce price competition, revenues from the Company’s “Daytime Advertising Package” and “Television Guide Package” decreased as compared to the previous quarter. The Company’s “Periodic China News Package” on CCTV-4 registered a noticeable increase in sales as compared to the previous quarter.  Especially in September, all one-minute advertising time slots were sold out.  Nevertheless, the total revenues from advertising agency services decreased slightly from the second quarter of 2011. The decrease in revenues compared with the third quarter of last year was mainly due to the decrease in revenues relating to the “Periodic China News Package”, as the time slots available for sale from that program decreased from 90 seconds in 2010 to 60 seconds in 2011.

Revenues from special event services were RMB14.7 million (US$2.3 million) in the third quarter of 2011, being the service fee paid by CCTV for the Company’s services in advertising and promotional activities for the 2008 Beijing Olympic Games. We recognized this revenue when the Company received payment from CCTV during the quarter.  No special event services revenue were recognized in the third quarter of 2010 and in the previous quarter of 2011.

Revenues from production and sponsorship services were RMB3.3 million (US$0.5 million) in the third quarter of 2011, a decrease of 69.2% from RMB10.7 million in the third quarter of 2010, and a decrease of 65.0% from RMB9.4 million in the second quarter of 2011.  During the third quarter of 2011, the Company successfully produced a number of commercials for clients such as Xiwang Sugar and Beijing Economic and Technological Development Zone Management Committee.  As of July 1, 2011, the Company ceased to be the producer of the “Guang Er Gao Zhi” program due to CCTV program changes.  Revenues from sponsorship service in relation to the “Guang Er Gao Zhi” program amounted to RMB5.4 million and RMB4.5 million for the three months ended June 30, 2011 and September 30, 2010 respectively. Overall, revenues from production and sponsorship services decreased significantly on both a year-over-year and sequential basis.

Operating costs and expenses

Cost of revenues was RMB27.0 million (US$4.2 million) in the third quarter of 2011, a decrease of 15.7 % from RMB32.0 million in the third quarter of 2010 and an increase of 10.2% from RMB24.5 million in the second quarter of 2011. The significant decrease in cost of revenues from the third quarter of 2010 was because time slots available on the Company’s “Periodic China News Package” on CCTV-4 decreased from 90 seconds in 2010 to 60 seconds in 2011.  The increase of cost of revenue compared with the second quarter of 2011 was mainly because in the second quarter of 2011, the Company received a RMB4.1 million refund from CCTV for the purchase price relating to the advertisements that CCTV-4 failed to broadcast in 2010, and such refund was used to offset the relevant media costs of the “Periodic China News Package”.  Thus the cost of revenues in the second quarter was lower as a result.

Sales and marketing expenses were RMB6.7 million (US$1.1 million) in the third quarter of 2011, an increase of 87.3% from RMB3.6 million in the third quarter of 2010 and an increase of 59.5% from RMB4.2 million in the second quarter of 2011. The increase compared with the third quarter of 2010 and the previous quarter was mainly due to the increase in salary. The Company extended a bonus of RMB2.0 million to our Chief Executive Officer for his contribution in the Special Event Services.

General and administrative expenses were RMB7.0 million (US$1.1 million) in the third quarter of 2011, an increase of 3.8% compared to the RMB6.7 million in the third quarter of 2010 and a decrease of 19.8% from RMB8.7 million in the second quarter of 2011.  The increase compared with the third quarter of 2010 was mainly due to the effect of a write-back of bad debt provision in the third quarter of 2010.  The decrease compared with the previous quarter was mainly because of the Company’s payment of RMB2.5 million in fees for sponsors, lawyers and auditors in the previous quarter in connection with the Company’s efforts to list on the Hong Kong Stock Exchange.

Operating income, as a result of the foregoing factors, was RMB16.9 million (US$2.6 million) in the third quarter of 2011, an increase of 35.1% from RMB12.5 million in the third quarter of 2010 and a increase of 17.7% from RMB14.3 million in the second quarter of 2011. The Company's operating margin was 22.8%, 27.7% and 29.3% for the quarters ended September 30, 2010, June 30, 2011 and September 30, 2011, respectively.

Other expenses included an exchange loss of RMB0.8 million (US$0.1 million) in the third quarter of 2011.  As the Company converted its overseas US dollar deposits to Renminbi deposits at the end of the first quarter, the exchange loss arising from the appreciation of the Renminbi against the US dollar decreased significantly as compared to the exchange loss of RMB3.3 million in the third quarter of 2010. Other expenses are relatively stable as compared with the second quarter of 2011.

Income tax expense was RMB7.0 million (US$1.1 million) in the third quarter of 2011, an increase of 57.3% from RMB4.5 million in the third quarter of 2010, and an increase of 21.2% from RMB5.8 million in the second quarter of 2011. The Company's effective tax rate was 41.0%, 34.0% and 33.4% for the quarters ended September 30, 2010, June 30, 2011 and September 30, 2011, respectively.  The effective tax rate for the third quarter of 2011 was higher than the PRC statutory tax rate mainly because the intermediary service expenses incurred by offshore companies and exchange losses of RMB0.8 million incurred by the appreciation of the Renminbi against the US dollar were not deductible for PRC tax purposes.

Effective tax rate for the third quarter of 2011 was higher than the PRC Statutory tax rate was also attributable to the 10% withholding tax being accrued for the 30% earnings earned in PRC.  As we declared a special cash dividend in the fourth quarter of 2011, we need to accrue additional withholding tax in the fourth quarter of 2011 to make the dividend payments.

Net income was RMB14.0 million (US$2.2 million) in the third quarter of 2011, an increase of 117.8% from net income of RMB6.4 million in the third quarter of 2010 and an increase of 24.8% from RMB11.2 million in net income in the second quarter of 2011. The Company's net margin was 11.8%, 21.7% and 24.4% for the quarters ended September 30, 2010, June 30, 2011 and September 30, 2011, respectively.

Basic and diluted earnings per ADS for the third quarter of 2011 were RMB0.56 (US$0.09), compared with basic and diluted earnings per ADS of RMB0.24 for the third quarter of 2010 and RMB0.44 for the second quarter of 2011. Each ADS represents 30 ordinary shares of the Company as of September 30, 2011.

Business Outlook

The Company currently expects to generate total net revenues of between RMB48 million and RMB53 million for the fourth quarter of 2011.  The expected range of net revenues represents a potential decrease of 36.7% to 30.1% compared with the fourth quarter of 2010 due to continuous price competition.  This forecast reflects the Company’s current and preliminary estimate, which is subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Standard Time (EST) on November 21, 2011 (9:00 pm Beijing Time on November 21, 2011).

The dial-in details for the live conference call are as follows:

- International Toll Free Number:	+65 6723 9381

- U.S. Toll Free Number:	+1 866 519 4004

- U.S. Toll Number:	+1 718 354 1231

- HK. Toll Number:	852 2475 0994

- China Toll Free Number:	800 819 0121

400 620 8038

Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

A telephone replay of the call will be available after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	+1 866 214 5335

- International dial-in number:	+61 2 8235 5000

Passcode: 2042 7269

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth below, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “seeks”, “would”, and similar expressions.

A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 41 minutes of advertising time slots per day on CCTV Channels 1, 2, and 4. CCTV is the largest television network in China. The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards. For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
Chief Financial Officer
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	46,604,275	45,663,780	43,352,565	6,797,204
Special event services	-	-	14,659,600	2,298,463
Advertisement production and sponsorship services	10,708,029	9,440,351	3,301,713	517,672
Total revenue	57,312,304	55,104,131	61,313,878	9,613,339
Less: Business tax	(2,561,134)	(3,406,283)	(3,793,799)	(594,826)
Total net revenues	54,751,170	51,697,848	57,520,079	9,018,513

Operating costs and expenses:
Cost of revenues	(31,954,073)	(24,459,536)	(26,953,073)	(4,225,944)
Sales and marketing expenses	(3,595,523)	(4,222,482)	(6,733,407)	(1,055,724)
General and administrative expense	(6,712,846)	(8,689,827)	(6,965,218)	(1,092,069)
Total operating costs and expenses	(42,262,442)	(37,371,845)	(40,651,698)	(6,373,737)

Operating income	12,488,728	14,326,003	16,868,381	2,644,776

Interest and investment income	1,482,268	3,465,320	4,970,052	779,249
Other expense, net	(3,071,458)	(766,957)	(799,574)	(125,364)

Income before tax	10,899,538	17,024,366	21,038,859	3,298,661
Income tax expense	(4,465,167)	(5,792,977)	(7,021,745)	(1,100,932)
Net income	6,434,371	11,231,389	14,017,114	2,197,729

Net income available to ordinary shareholders	6,434,371	11,231,389	14,017,114	2,197,729

Earnings per ordinary share, basic	0.008	0.0147	0.0186	0.0029
Earnings per ordinary share, diluted	0.008	0.0147	0.0186	0.0029
Earnings per ADS, basic	0.24	0.4420	0.5580	0.0875
Earnings per ADS, diluted	0.24	0.4420	0.5580	0.0875

Shares used in calculating earnings per ordinary share, basic	788,012,500	762,320,613	753,541,727	753,541,727
Shares used in calculating earnings per ordinary share, diluted	788,702,468	762,320,613	753,541,727	753,541,727
Shares used in calculating earnings per ADS, basic(Note)	26,267,083	25,410,687	25,118,058	25,118,058
Shares used in calculating earnings per ADS, diluted	26,290,082	25,410,687	25,118,058	25,118,058

Note: Effective on November 28, 2011, the Company will change the ratio of its ordinary shares to American depositary share (“ADS”) from 30:1 to 300:1.  There will be no change to China Mass Media’s underlying ordinary shares.  After November 28, 2011, all earnings per ADS for prior periods will be retrospectively adjusted to reflect the new ADS ratio.

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	544,427,828	145,325,197	22,785,387
Restricted cash	10,000,000	-	-
Short-term investments	150,000,000	414,149,829	64,934,122
Notes receivable	5,892,690	1,460,000	228,912
Accounts receivable, net	991,024	3,065,450	480,629
Prepaid expenses and other current assets	41,794,343	102,393,184	16,054,121
Total current assets	753,105,885	666,393,660	104,483,171
Non-current assets
Property and equipment, net	58,602,500	58,252,554	9,133,357
Total non-current assets	58,602,500	58,252,554	9,133,357
Total assets	811,708,385	724,646,214	113,616,528

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	156,494,604	86,417,004	13,549,232
Customer advances	39,311,493	50,438,822	7,908,251
Accrued expenses and other current liabilities	23,848,004	23,479,183	3,681,277
Taxes payable	30,194,919	20,644,655	3,236,854
Amount due to related parties	53,237,048	10,883,700	1,706,444
Total current liabilities	303,086,068	191,863,364	30,082,058
Total Liabilities	303,086,068	191,863,364	30,082,058

Shareholders’ equity
Ordinary shares ($0.001 par value; 3,000,000,000 shares authorized; 788,332,360 shares issued and outstanding as of December 31, 2010; 751,829,020 shares issued and outstanding as of September 30, 2011)	5,381,321	5,145,681	806,786
Additional paid-in capital	361,736,018	343,021,364	53,781,964
Statutory reserves	25,000,000	25,000,000	3,919,724
Other comprehensive income	-	349,058	54,728
Retained earnings	126,034,102	159,581,955	25,020,689
Repurchased shares to be cancelled, at cost (13,860,000 ordinary shares as of December 31, 2010 and 1,326,000 ordinary shares as of September 30, 2011)	(9,529,124)	(315,208)	(49,421)
Total Shareholders’ Equity	508,622,317	532,782,850	83,534,470

Total Liabilities and Shareholders’ Equity	811,708,385	724,646,214	113,616,528

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	6,434,371	11,231,389	14,017,114	2,197,729
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation expense	774,606	1,038,622	1,072,696	168,187
Investment income	(1,140,083)	(2,306,877)	(3,824,844)	(599,693)
Exchange loss	3,308,936	784,999	785,798	123,204
Share-based compensation	215,601	627,576	438,047	68,681
Loss (Gain) on disposal of property and equipment	-	(7,359)	14,143	2,217
Changes in assets and liabilities:
Notes receivable	-	6,726,095	440,000	68,987
Accounts receivable, net	5,634,850	(3,188,009)	5,215,435	817,723
Prepaid expense and other current assets	4,256,345	(4,883,765)	(58,749,687)	(9,211,302)
Accounts payable	19,248,859	(9,778,480)	(104,450,980)	(16,376,761)
Customer advances	15,051,709	(5,854,045)	16,964,850	2,659,901
Accrued expenses and other current liabilities	770,278	2,301,925	(32,056)	(5,025)
Taxes payable	97,832	(1,516,820)	4,166,500	653,261
Amount due to related parties	(123,360)	(7,995,148)	(34,371,353)	(5,389,049)
Net cash provided by (used in) operating activities	54,529,944	(12,819,897)	(158,314,337)	(24,821,940)

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments	(190,000,000)	(196,469,251)	182,317,254	28,585,333
Decrease in restricted cash	-	10,000,000	-
Purchase of property and equipment	(6,408,266)	(409,384)	(707,707)	(110,961)
Proceeds from disposal of property and equipment	-	146,796	783	123
Gain on sales of investment	1,040,082	2,570,987	3,824,844	599,693
Net cash provided by / (used in) investing activities	(195,268,184)	(184,160,852)	185,435,174	29,074,188

Cash flows from financing activities:
Repurchase stocks on open market	-	(2,673,929)	(2,986,471)	(468,246)
Net cash used in financing activities	-	(2,673,929)	(2,986,471)	(468,246)

Effect of foreign currency exchange	(3,308,936)	(320,371)	(785,797)	(123,204)
Net increase / (decrease) in cash and cash equivalents	(144,047,176)	(199,975,049)	23,348,569	3,660,798
Cash and cash equivalents at beginning of the period	543,670,688	321,951,677	121,976,628	19,124,589
Cash and cash equivalents at end of the period	399,623,512	121,976,628	145,325,197	22,785,387

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	September 30, 2010	June 30, 2011	September 30, 2011

Number of programs secured during the period	35	35	3	(1)
Total advertising time obtained (seconds)	2,621,970	2,580,630	224,400	(2)
Total advertising time sold (seconds)	132,880	148,330	104,310	(3)

(1) The Company ceased to be the advertising agency of CCTV-E and CCTV-F from July 1, 2011.  The number of programs secured and total advertising time obtained decreased accordingly.

(2) Represents the total amount of time during regular television programs secured through our contracts with CCTV-1, CCTV-2 and CCTV-4 for the period ended September 30, 2011.

(3) During the three-month periods ended September 30, 2010, June 30, 2011 and September 30, 2011, the Company has sold 19,680 seconds and 21,000 seconds and nil seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TOTHE NEAREST COMPARABLE GAAP MEASURES (*)

	THREE MONTHS ENDED SEPTEMBER 30, 2010			THREE MONTHS ENDED SEPTEMBER 30, 2011
	GAAP Results	Adjustment	NON-GAAP Result	GAAP Result	Adjustment	NON-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	12,488,728	215,601	12,704,329	16,868,381	438,047	17,306,428

Net income	6,434,371	215,601	6,649,972	14,017,114	438,047	14,455,161

(*)The adjustment is for share-based compensation expenses and has no tax effect as the Cayman Islands, where the Company was incorporated, currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.